Hedge Fund Guided Portfolio Solution
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611

July 6, 2018
VIA EDGAR

David L. Orlic
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:   Hedge Fund Guided Portfolio Solution

File Nos. 333-224465 & 811-23347

Dear Mr. Orlic,
We have reviewed the Staff’s comments on the initial registration statements filed on Form N-2 on April 26, 2018, (the “Registration Statement”) for the Hedge Fund Guided Portfolio Solution (the “Fund”) (accession number: 0000898432-18-000473).  Below is a summary of the written comments you provided on Thursday, May 24, 2018. We respectfully submit this response letter on behalf of the Fund.
We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  It is anticipated that the Fund will seek effectiveness of its Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration request.
Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in its Registration Statement.
General
1.
Please advise us if you have submitted or expect to submit an application for an exemption or a no-action letter request in connection with the Registration Statement, other than the request for an exemption to offer multiple classes of Shares and to impose asset-based service and/or distribution fees

Response: On April 25, 2018, the Fund filed a multi-class exemptive application with the Securities and Exchange Commission (the “SEC”).  The Fund does not currently anticipate submitting any additional applications or no-action letters with the SEC.
2.
We note that portions of the Registration Statement are incomplete, including the fee table and information regarding management.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: Acknowledged.  All responses to comments are provided herein and where changes were made to the disclosure they are detailed in the enclosed marked portions of the Pre-Effective Amendment No. 1.
3.
Please tell us which classes of Shares the Fund will be selling pursuant to this Registration Statement.  We note that the fee table and pricing information do not appear to contemplate multiple classes but the cover page of the Registration Statement does. If you do not contemplate obtaining an exemptive order permitting the sale of multiple classes of Shares prior to effectiveness, disclosure regarding the second class must be removed from the Registration Statement and disclosure should be added stating that the Fund is not currently offering that class.

Response:  The Fund will initially only be selling a single share class and the Registration Statement has been revised accordingly to delete the erroneous reference.  If the Fund is granted the requested order to offer multiple share classes, it will then file an amended Registration Statement to register additional classes of Shares.
4.	Please provide the information required by Item 10.1.a of Form N-2 for all classes of capital stock.
Response: The Fund believes the response to Comment 3 addresses the Staff’s concern.  As noted in the prior response, the Fund initially will only be offering a single class of Shares.
5.
We note the use of the term “hedge fund” in the Fund’s name.  We also note that the Fund’s 80% policy relates to investments in Investment Funds, which are defined as “limited liability private investment vehicles.”  It appears that the term “limited liability private investment vehicles” could encompass funds that are not generally considered to be hedge funds, such as venture capital funds, private equity funds, real estate funds, etc. Please provide an analysis as to how the Fund’s name is consistent with Rule 35d-1 or revise the funds 80% policy to address this issue.

Response: In response to this comment, the Fund has revised the definition of Investment Fund to “limited liability private investment vehicles that are generally considered hedge funds.”  As such, only Investment Funds generally considered to be hedge funds will be included for purposes of calculating the Fund’s 80% policy.
Cover Page
6.	Please disclose prominently that the amount of distributions that the Fund may pay by dividend or otherwise, if any, is uncertain.
Response: The Fund respectfully declines to make the requested change.  The Fund notes that Form N-2 does not require the noted disclosure.  Additionally, the Fund does not primarily pursue an income driven strategy and distributions and dividends are not the primary focus of the Fund.  As such, prominently disclosing the Fund’s anticipate dividends and distributions does not aptly correspond to the Fund’s investment strategy.
7.	Please include information required by Instructions 5 and 6 to Item 1.1 of Form N-2.
Response: Supplementally, the Fund notes it is a continuously offered closed-end fund and investments are not subject to a sales load.  As such, the Registration Statement reflects the fact that the Fund does not charge sales loads and that the total sales load from the sale of Shares is not applicable.  In addition, the Fund has updated the “Proceeds to the Fund” column as required by Form N-2.
8.	In footnote (1), please remove the language “subject to waiver by the Board of Trustees” in the second sentence.
Response: The Fund respectfully declines to make the requested change.  The Fund believes this provision complies with the requirements of Form N-2.  This provision allows the Fund to accommodate certain investor programs, such as intermediary programs, that may require lower minimum initial investment amounts.  Additionally, the Fund notes that several other registered fund-of-hedge funds pursuing similar investment objectives and investment strategies also grant their Board of Trustees the ability to waive the minimum initial and subsequent investment amounts.
9.	Please add a page number or numbers to the risk factor cross-reference, as well as an additional cross-reference to a discussion of the risk of using leverage.
Response: The Fund has added additional cross-references, but respectfully declines to add page numbers or numerical references to the risk factors.  The Fund notes that Form N-2 does not require page numbers or numerical cross references to the risk factors.
10.	Please move the box appearing at the end of the first page to a prominent position at the top of the page.
Response: The Fund respectfully declines to accept this comment. The Fund believes the registration fee table is properly positioned and complies with the requirements of Form N-2.  In addition, the language is bold and prominent.
Investment Strategies, page 1
11.
Please clarify whether the third party management firms referenced in the first paragraph of this subsection are affiliates of the Adviser or its affiliates.  Further, please identify the Investment Managers of the Investment Funds in later prospectus disclosure.  Please also disclose that the Fund will not be investing in other funds advised by the Adviser.

Response: In response to this comment, the Fund has revised the reference in the first paragraph of this subsection to note that all third party Investment Managers are unaffiliated with the Adviser.
The Fund notes that it anticipates that the selected Investment Managers will change, making any such disclosure of the Investment Manager obsolete and irrelevant.  The Fund also notes that Form N-2 does not require that the Investment Managers, which are not subadvisers, specifically be disclosed and that no other fund-of-hedge funds following similar investment strategies disclose specific unaffiliated managers. As such, the Fund respectfully declines make any changes in response to this comment.
In addition, private funds often rely on one or more exemptions so that such funds are not required to registering their securities under the Securities Act of 1933, as amended.  In order to comply with such exemptions, private funds often are restricted from participating in general marketing or solicitation activities.  Investment Managers often restrict investors from disclosing their interest in these funds or naming the manager of the fund.  If the Fund were to specifically name the Investment Manager, it could violate a contractual obligation with the Investment Fund or the Investment Manager.
12.	Please disclose whether there are target allocations for each strategy and, if so, identify those target allocations.
Response: The Fund will add that any target allocations will vary dynamically and are not fixed.
Equity Hedge, page 1
13.
With regard to the last sentence of this paragraph, please advise whether this principle applies to the Investment Funds pursuing other strategies as well, and, if so, revise the disclosure accordingly.

Response: The Fund confirms the noted principal only applies to Investment Funds’ pursuing an Equity Hedge strategy.  As such, the Fund declines to make any changes in response to this comment.
Macro, page 2
14.	Please describe the “Macro” strategy in plain English.
Response: The Fund respectfully declines to make the requested change.  The Fund believes the terminology used is common within the securities industry and is written in an easy to understand manner.
Investment Program, page 3
15.	With respect to the first sentence of this section, please confirm that registered Investment Funds will not be included in the 80% policy.
Response: The Fund confirms that registered Investment Funds are not included in the Fund’s 80% policy.
An Investment in the Fund Involves the Following General Risks, page 5
16.	In the third bullet point, please revise to reference “all” expenses, rather than “certain expenses,” to be borne by Shareholders, or describe the expenses that shareholders will not bear.
Response: In response to this comment, the Fund has revised the disclosure to read as follows:
Shareholders will bear ~~certain~~ all expenses of the Fund, subject to an expense limitation and reimbursement agreement between the Adviser and the Fund, in addition to fees and expenses associated with the Fund’s investment in the Investment Funds.
17.	In the last bullet point on page 5, please delete the repetitive use of the phrase “a pro rata portion of the asset-based fee and other expenses of the Fund.”
Response: In response to this comment, the Fund has deleted the repetitive use of the noted phrase.

Investing in Investment Funds involves special risks, including the following, page 6
18.
Please revise the second bullet point to state that the Fund will consider the investments of the Investment Funds when determining compliance with the Fund’s concentration policy.  Please also revise the Investment Policies and Restrictions section to address this comment.

Response: The Fund respectfully declines to make the requested change.  The Fund notes that the Investment Funds are managed by unaffiliated third parties.  As such, the Fund does not have the necessary transparency into the Investment Funds’ portfolios to determine whether the Investment Funds’ holdings would comply with the Fund’s concentration policy.  The Fund notes that, as is standard for fund-of-hedge funds, it has a policy of not concentrating in Investment Funds that focus on investing in any single industry or group of related industries and further notes that this is its first policy under “Investment Policies and Restrictions.”  As such, the Fund respectfully declines to make any changes in response to this comment.
19.
In the second to last bullet point on page 7, please revise the sentence beginning “In the event the Fund were to receive such securities from the Fund” so that the second reference to the Fund is changed to “the Investment Fund.”

Response: In response to this comment, the Fund has made the requested change.
The Adviser, page 8
20.
For clarity, please define Grosvenor Capital Management, L.P. as “GCMLP” in the first sentence.  Please similarly clarify in the third paragraph in this subsection, if true, that GCM Grosvenor is GCM Grosvenor Management, LLC.

Response: In response to this comment, the Fund has made the requested change. The Fund also notes that GCM Grosvenor is not the same entity as GCM Grosvenor Management, LLC.
Redemptions and Repurchases of Shares by the Fund, page 11
21.	Please confirm that there are no plans to repurchase Shares during the offering or within 60 days thereafter.
Response:  Supplementally, the Fund confirms it has no plans to repurchase Shares within 60 days of the Fund having been deemed effective by the SEC.
22.	Please tell us how you determined that each disclosed feature of the repurchase offers is consistent with Rule 13e-4 and Regulation 14E.
Response: Supplementally, the Fund notes it will comply with the timing, filing, disclosure and dissemination requirements of Rule 13e-4 and Regulation 14E.  The Fund believes its current disclosure adequately addresses these requirements.  In addition, the Fund respectfully notes that all other registered fund-of-hedge funds, pursuing a similar investment objective and investment strategies, have adopted substantially similar repurchase polices and procedures. These funds disclose their policies in a substantially similar manner as the Fund.  Accordingly, the Fund believes no revisions are necessary in response to this comment.
23.	Please describe any transfer restrictions on securities distributed in-kind, or on any notes that might be issued in connection with a repurchase offer.

Response:  The Fund respectfully notes there is already disclosure regarding the Fund’s policy on distributing securities in-kind and the non-transferability of promissory notes issued by the Fund under “Redemptions, Repurchases of Shares and Transfers Repurchase of Shares.”
24.
Please disclose the maximum amount of debt that may be incurred for the purpose of repurchasing Shares, the restrictions imposed by the Investment Company Act of 1940, as amended, (the “1940 Act”) on leverage, and the attendant risks of leveraging.

Response: In response to this comment, the Fund has revised the noted disclosure.  The Fund has added the following as the final paragraph under “Summary of Terms - Redemptions and Repurchases of Shares by the Fund.”
The Fund is authorized to borrow. The Fund may borrow money for certain purposes, such as making payments to Investment Funds in accordance with the Fund’s investment commitments, repurchasing Shares and paying fees and expenses of the Fund, subject to any limitations imposed by applicable law. The Fund will maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, subject to any changes in applicable law.
With respect to risks, the Fund discloses the information noted in by the Staff under “Types of Investments and Related risk Factors — Leverage.”
25.
Please disclose the effect that share repurchases and related financings might have on expense ratios; portfolio turnover; and the ability of the Fund to achieve its investment objectives and other factors related to portfolio management.  Please also add disclosure addressing any impact on the ability of the Fund to qualify as a regulated investment company under the Internal Revenue Code (and disclose, if true, that the Board of Trustees will consider such risk in deciding to proceed with a Share repurchase that will be funded through the liquidation of portfolio securities). Finally, please also discuss the potential tax consequences to Shareholders and the Fund of Share repurchases.

Response: The Fund notes that it may borrow money for certain purposes, including Share repurchases.  If the Fund borrows money, such borrowing could increase expenses due to interest payments and that these payments could detract from the Fund’s returns.  However, these payments will not affect the Fund’s ability to comply with the 1940 Act and the rules thereunder.  Additionally, the Fund believes its current disclosure adequately addresses the Staff’s concerns and believes no revisions are necessary in response to this comment.
Summary of Fund Expenses, page 14
26.	Please change “investors” to the defined term “Shareholders” here and throughout the remainder of the document.
Response: The Fund has made the requested change.
Investment Strategy, page 18
27.
Please provide more information about these strategies, rather than merely repeating what is in the synopsis. The synopsis is to be a clear and concise description of the key features of the offering and the Fund. See Instruction to Item 3.2 of Form N-2.  In contrast, Items 8.2 and 8.3 of Form N-2 contemplate a more thorough description of the principal strategies, investments and risks.

Response: In response to this comment, the Fund has revised the “Investment Program - Investment Strategy” section to include additional disclosure.
Other Investment Advisory Services, page 30
28.
The final clause of the last sentence in this subsection appears to contradict the disclosure in the first part of the sentence.  Please revise to state when the fund could potentially invest up to 100% of assets in Direct Investments.

Response: In response to this comment, the Fund will delete the final clause of this subsection, as indicated below.
Direct Investments are expected to be minimal in light of GCMLP’s focus on investing in Investment Funds~~; however, the Fund could potentially invest up to one hundred percent of its assets in Direct Investments~~.
General, page 32
29.	Please disclose the effect of leverage on the Adviser’s compensation.
Response: As a supplemental response, the Fund notes that leverage will not impact the Adviser’s compensation. The Adviser is paid a fee of 0.55% of the Fund’s net asset value on an annualized basis and does not receive any incentive fees or fees based on total assets under management. As such, the use of leverage will not impact the calculation and determination of the Advisory fee or any other payments to the Adviser.  Therefore, no changes are necessary to the disclosure.
Equity Securities, page 32
30.	Please discuss the expertise and experience of the Adviser with respect to foreign investments.
Response:  The Fund respectfully notes that under normal market conditions, the Adviser will invest primarily in unaffiliated Investment Funds rather than directly in foreign investments.  The Fund does not expect to utilize direct foreign investments as a significant investment strategy.  As such, the Fund declines to make any revisions to its Registration Statement in response to this comment.
Leverage, page 35
31.	Please distinguish between the types of leverage that the Fund will use and the investments that the Investment Funds will make.
Response: The risk factor has been revised to make clear distinctions between the Fund and the Investment Fund.
32.
Please revise the first sentence in the second to last paragraph for clarity.  It is not clear what this sentence means, because Investment Funds are not subject to Asset Coverage Requirements, as noted in the previous paragraph.

Response:  In response to this comment, the first sentence will be clarified to make a clear distinction between the Fund and the Investment Funds.  The Fund notes that the Investment Funds will not be registered investment companies.
Types of Investments and Related Risk Factors, page 43
33.
We note the last paragraph on page 39, disclosing segregation obligations of the Investment Managers.  This conflicts with other disclosure which states that the Investment Funds, unlike closed-end funds, do not have to comply with Asset Coverage Requirements.  Please confirm that this disclosure is correct as to Investment Managers.

Response: In response to this comment, the Fund has revised the disclosure to read as follows:
Pursuant to regulations or published positions of the ~~SEC~~ CFTC, an Investment Manager may be required to segregate permissible liquid assets in connection with its commodities transactions in an amount generally equal to the value of the underlying commodity.  If an Investment Manager is required to do so, the segregation of such assets will have the effect of limiting its ability to otherwise invest those assets.
Types of Investments and Related Risk Factors, page 39
34.
Please clarify the disclosure as to whether the restriction in subsection (1) also applies to any group of industries.  Please also revise to clarify that the Fund will consider the underlying investment of the Investment Funds, whether or not they are focused or concentrated in a single industry or group of industries.

Response: As noted in the response to Comment 18, the Adviser does not have transparency into the portfolio holdings of the Investment Funds.  The Adviser, and thus the Fund, will not be capable of knowing whether the Investment Funds’ holdings are concentrated in a single industry or group of industries.  As such, the Fund respectfully declines to make the requested change.  We note this is a standard policy adopted based on the Staff’s comments to registration statements for registered fund-of-hedge funds over many years, and this disclosure reflects those comments as well as a uniform position for similar funds.  As such, the Fund will not concentrate in Investment Funds that concentrate on an industry.
35.
Please clarify the restriction in subsection (2), which addresses senior securities representing stock, but contains exceptions relating to the borrowing of money.  Also, please clearly state what is permitted by the l940 Act in this context.

Response: The Fund respectfully declines to make the requested change.  The Fund believes it has satisfied the requirements of Form N-2.  Supplementally, the Fund confirms it will comply with the investment restrictions imposed by the 1940 Act.
Valuation and Estimates Risk, page 47
36.
Please revise for clarity the following disclosure: “Furthermore, unforeseen and extreme volatility in the Fund’s portfolio also could adversely affect the value of Shareholders’ Shares due to tender payment timing, although the Fund’s policy is designed to minimize such potential.”

Response: In response to this comment, the Fund has revised the noted disclosure to read as follows:

“Furthermore, unforeseen and extreme volatility in the Fund’s portfolio also could adversely affect the value of Shareholders’ Shares due to tender payment timing.  In order to protect Shareholders’ interests, the Fund may make Contingent Payments with respect to holdback payments (see “Purchasing Shares — Redemptions, Repurchases of Shares and Transfers).”
Conflicts of Interest, page 61
37.	Please more clearly describe the relationships and transactions giving rise to the conflicts of interest. We may have more comments after reviewing the response.
Response: In response to this comment, the Fund has determined that certain conflicts originally disclosed relate to the Adviser’s other business activities and are more appropriate for its Form ADV.  The Fund has modified the disclosure to delete these items accordingly.
Placing Assets Under the Management of Other Investment Management Firms…., page 62
38.	Please advise how you determined that the relationships described in this subsection are consistent with Sections 36(a) and 17(d) of the 1940 Act.
Response: In response to this comment, the Fund has determined that such disclosure relates to the Adviser’s other business activities and is not relevant to the Fund.  Accordingly, the Fund has removed the subsection formerly entitled “Placing Assets Under the Management of Other Investment Management Firms in which GCMLP and/or its Related Persons Have an Interest.”
Repurchases of Shares, page 92
39.	With regard to the second full paragraph on page 95, please advise as to how all listed repurchases will comply with Rule 23c-2.
Response: The terms for a redemption by the Fund are established by its Agreement and Declaration of Trust and are reflected in the disclosure.  As such, the provisions comply with Rule 23c-2 and the disclosure describes the terms that the securities will be purchased with respect to redemptions by the Fund.  The Fund notes that these provisions are standard among registered fund-of-hedge funds.
Statement of Additional Information
40.	Please confirm that all information otherwise required to be in the SAI is in the prospectus.
Response: The Fund so confirms.
Exhibits
41. Please delete references to forms of agreements and file the actual agreements as exhibits.
Response: The Fund has made the requested change with respect to each finalized agreement.  For agreements that are still pending, the Fund has filed the ‘form of’ agreement.  The Fund respectfully notes that Form N-2 does not require the actual agreements be filed as exhibits.

Undertakings
42. Please tell us how it was determined that undertaking (1) is not applicable.
Response:  The undertaking in Item 34(1) is applicable to a traditional closed-end fund undertaking an IPO in which it sells a fixed amount of shares. The undertaking specifically applies to circumstances involving the potential exercise of an underwriter’s overallotment option on the basis of the initial prospectus in the event of a material change in the fund’s NAV.  The undertaking is not applied to funds conducting a continuous offering under Rule 415, for which the undertaking does not make sense.  Supplementally, the Fund notes that other fund-of-hedge funds that offer their shares at net asset value on a continuous basis determined that undertaking (1) was not applicable in their Registration Statement.

Thank you for your attention in these matters.  If you have any questions, I may be reached at 617-261-3231.

Sincerely, /s/ George Zornada George Zornada